UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number: 001-31368

SANOFI-SYNTHÉLABO

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

     Investor Relations

Paris, February 4, 2004

Sanofi-Synthelabo to acquire all of Taisho’s 49% interest
in the joint venture company
Sanofi-Synthelabo-Taisho Pharmaceutical Co.

Sanofi-Synthelabo announced today that it has reached an agreement with Taisho Pharmaceutical Co. Ltd. (“Taisho”), whereby Sanofi-Synthelabo will acquire all of Taisho’s 49% interest in the joint venture company Sanofi-Synthelabo-Taisho Pharmaceutical Co., Ltd., the entity in charge of the commercial exploitation of the anti-arrhythmic preparation Ancaron® (amiodarone hydrochloride), with in-market sales of 33 million EUR in 2003 in Japan. Upon the acquisition in March 2006, the joint venture will become wholly owned by Sanofi-Synthelabo.

During a transition period lasting until March 31st, 2006, Sanofi-Synthelabo’s wholly owned Japanese subsidiary Sanofi-Synthelabo K.K. and Taisho will jointly promote the product to Japanese specialists, with leadership taken progressively by Sanofi-Synthelabo K.K.

Clinical activities for the development of the injectable form of amiodarone hydrochloride, which has been granted an orphan drug status by the Japanese Authorities, have already been transferred to Sanofi-Synthelabo K.K.

This agreement is the starting point and a first milestone in Sanofi-Synthelabo’s strategy to fully activate its operations in Japan and build a sales network, with the support of a well-established historical partner such as Taisho Pharmaceutical Co., Ltd.

It is a major step forward in building Sanofi-Synthelabo’s capability to market on its own, in Japan, in the future, products from its R&D pipeline.

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others that are described in our Form 20-F as filed with the US Securities and Exchange Commission on June 25, 2003 and in the Reference Document filed with the French Commission des Opérations de Bourse (now the Autorité des Marchés Financiers) on April 23, 2003, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Sanofi-Synthélabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders may obtain a free copy of the Form 20-F and any other documents filed by Sanofi-Synthélabo with the US Securities and Exchange Commission at www.sec.gov as well as of the Reference Document filed with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on the web site www.sanofi-synthelabo.com.

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe	US
Tel : + 33 1 53 77 45 45	Tel. :	1 212 551 42 93
Fax : + 33 1 53 77 42 96	Fax :	1 212 551 49 92

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2004	SANOFI-SYNTHÉLABO

	By:	/s/ Marie-Hélène Laimay

		Name:	Marie-Hélène Laimay
		Title:	Senior Vice President and Chief Financial Officer